Exhibit 17.1

Board of Directors

Source Financial, Inc.

June 30, 2016

Gentlemen:

This is to confirm my resignation as a director and officer of Source Financial, Inc. (“Source”) effective with the closing of the transactions contemplated by that certain Share Exchange Agreement dated June 30, 2016 by and among Source, Moneytech Group Pty Ltd and the stockholders of Source signatory thereto.

Very truly,

/s/ Hugh Evans
Hugh Evans